UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

Tesco Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

88157K101

(CUSIP Number)

Mark A. McCall

c/o Lime Rock Management, L.P.

274 Riverside Avenue

Westport, CT 06680

203-293-2750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Bruce C. Herzog, Esq.

Adam M. Turteltaub, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

September 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D

CUSIP No. 88157K101

1	NAMES OF REPORTING PERSONS LRP V Luxembourg Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 6,872,399 (see Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 6,872,399 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,872,399 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.28% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 88157K101

1	NAMES OF REPORTING PERSONS Lime Rock Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 6,872,399 (see Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 6,872,399 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,872,399 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.28% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

SCHEDULE 13D

CUSIP No. 88157K101

1	NAMES OF REPORTING PERSONS Lime Rock Partners GP V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 6,872,399 (see Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 6,872,399 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,872,399 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.28% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

SCHEDULE 13D

CUSIP No. 88157K101

1	NAMES OF REPORTING PERSONS LRP GP V, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 6,872,399 (see Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 6,872,399 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,872,399 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.28% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Introductory Note

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed on July 17, 2009 (the “Original 13D”) and Amendment No. 1 filed on September 1, 2009 (the “Amendment No 1”, and together with the Original Amendment and this Amendment No 2, the “Schedule 13D”). This Amendment No. 2 relates to the Common Shares (the “Shares”) of Tesco Corporation (the “Issuer”). Capitalized terms used herein which are not defined herein have the meaning given to them in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D and Amendment No 1 is hereby amended and restated in its entirety as follows:

The total amount of funds used by LRP V to purchase the securities of the Issuer as described herein was furnished from capital contributions from investors. The total amount of funds paid by LRP V to purchase the securities of the Issuer contemplated by the Purchase Agreement (as defined below) upon the closing of the transactions contemplated by the Purchase Agreement is $37,178,599.20. The total amount of funds paid by the LRP V to purchase the securities of the Issuer on the open market as described in Item 4 below is $14,170,109 comprised of $1,727,548 (excluding commission fees) for securities purchased from July 9, 2009 through July 16, 2009, $6,949,822 for securities purchased from July 17, 2009 through August 31, 2009 (excluding commission fees) and $5,492,739 (excluding commission fees) for securities purchased on September 3, 2009.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D and Amendment No 1 is hereby amended by the addition of the following:

On September 3, 2009, LRP V acquired 722,919 Shares in open market purchases on NASDAQ through a securities broker as set forth on Schedule III hereto.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Original 13D and Amendment No 1 are hereby amended and restated in their entirety as follows:

(a) The percentages used herein are calculated based upon the 37,604,483 Shares that were outstanding as of July 31, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009. The number of Shares that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in this Amendment No. 1, are based on the number of Shares owned by the Reporting Persons as of 4:00 p.m., Eastern Standard Time, on September 8, 2009.

Due to their respective relationships with each other, as of 4:00 p.m., Eastern Standard Time, on September 8, 2009, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 6,872,399 Shares, representing approximately 18.28% of the outstanding class of Shares.

(b) Each of LRP, GP LP and GP Inc. may be deemed to share with LRP V the power to vote or to direct the vote and to dispose or to direct the disposition of the 6,872,399 Shares LRP V may be deemed to beneficially own as of 4:00 p.m., Eastern Standard Time, on September 8, 2009. Neither the filing of the Schedule 13D nor any of its respective contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any Shares for purposes of Section 13(d) of the Act, or for any other purpose.

(c) Except as described in the Schedule 13D and those transactions in the Shares effected in open market purchases on NASDAQ through a securities broker by the Reporting Persons as set forth in Schedule III hereto, which includes all transactions effected from September 1, 2009 through 4:00 p.m., Eastern Standard Time, on September 7, 2009, since the filing of the Original 13D and Amendment No 1 there were no transactions in the Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2009	LRP V LUXEMBOURG HOLDINGS S.À R.L.

	By:	/s/ John T. Reynolds
	Name:	John T. Reynolds
	Title:	Authorized Signatory

Dated: September 8, 2009	LIME ROCK PARTNERS V, L.P.

By: Lime Rock Partners GP V, L.P., its general partner

By: LRP GP V, Inc., its general partner

	By:	/s/ John T. Reynolds
	Name:	John T. Reynolds
	Title:	Director

Dated: September 8, 2009	LIME ROCK PARTNERS GP V, L.P.

By: LRP GP V, Inc., its general partner

	By:	/s/ John T. Reynolds
	Name:	John T. Reynolds
	Title:	Director

Dated: September 8, 2009	LRP GP V, INC.

	By:	/s/ John T. Reynolds
	Name:	John T. Reynolds
	Title:	Director

Signature Page to Schedule 13D

Schedule III:

Date of Transaction	Purchaser	Number of Shares Purchase/(Sold)	Price Per Share Excluding Commissions if Any
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	200	$7.52
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	200	$7.53
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	700	$7.535
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	200	$7.55
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	100	$7.56
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	16,877	$7.57
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	300	$7.5725
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	1,000	$7.575
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	32,000	$7.5781
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	2,230	$7.58
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	2,100	$7.59
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	1,600	$7.5925
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	2,250	$7.595
9/3/2009	LRP V Luxembourg Holdings S.à r.l.	663,162	$7.60